September 30, 2003
Presentation to the Special Committee of the Board of Directors of NTL Europe, Inc.
Confidential

Disclaimer

•	The following materials (the “Presentation”) were prepared for the exclusive use of the Special Committee of the Board of Directors of NTL Europe, Inc. (the “Company”) which has requested that Morgan Joseph & Co. Inc. (“Morgan Joseph”) provide its opinion as to the fairness, from a financial point of view, to holders of the Company’s common stock of the consideration to be received for any fractional shares in a reverse stock split (the “Proposed Transaction”). No person other than the Board of Directors of the Company or its Special Committee are entitled to rely on the information and conclusions provided in this presentation.

•	In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the Company’s financial projections and estimates provided to or reviewed by us, have been reasonably prepared based on the best current estimates and judgment of the management of the Company as to the future financial condition and results of operations of the Company. We have not assessed the merits of the Proposed Transaction, nor have we solicited alternatives to the Proposed Transaction. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. We have not made an independent investigation of any legal, accounting or tax matters affecting the Company, and have assumed the correctness of all legal, accounting and tax advice given the Company and its Board of Directors or any committee thereof. Our opinion is necessarily based upon standards of assessment, economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

•	These materials do not address the Company’s underlying business decision to approve the Proposed Transaction. These materials may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent unless otherwise required pursuant to SEC obligations.

•	The following materials are based upon Morgan Joseph’s analysis of the Proposed Transaction as described in a draft of the Proxy Statement dated September 29, 2003. In the event of material changes to this document which are not reflected in these materials, the enclosed analysis and our conclusions may be affected.

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Table of Contents

I.	Introduction
II.	Summary of Proposed Transaction
III.	Overview of NTL Europe
	A.	History of NTL Europe
	B.	Summary Financials
	C.	Projected Cash Flows
	D.	Capital Structure
	E.	Historical Stock Prices & Trading Volume
IV.	Valuation Analysis

Appendices
	A.	Form of Fairness Opinion Letter
	B.	Description of Subsidiaries
	C.	“Going Private” Cost Savings

Nashville	New York	Rochester
150 4th Avenue North, Suite 1050	600 Fifth Avenue, 19th Floor	1173 Pittsford Victor Rd
Nashville, TN 37219	New York, NY 10020	Pittsford, NY 14534
Tel. (615) 238-2300	Tel. (212) 218-3700	Tel. (585) 899-6022

www.morganjoseph.com

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I.	/	Introduction

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Introduction

NTL Europe, Inc. (“NTL Europe” or the “Company”) was formed on January 10, 2003 pursuant to a plan of reorganization of NTL Incorporated (“Old NTL”) into NTL Europe and NTL Communications Corp. (“New NTL”).

–	The Company consists of certain of Old NTL’s businesses and investments.
–	The Company’s common stock trades on the Pink Sheets under the symbol NTEU.PK.

We understand that the Board of Directors of NTL Europe is considering a reverse stock split of the Company’s outstanding common stock (“Reverse Stock Split”).

–	The ratio for the Reverse Stock Split is 1-for-50,000.
–	Fractional shares will be purchased from holders at a rate of $0.01 of cash for each share of existing common stock on a pre-split basis.
–	The Reverse Stock Split is expected to reduce the number of shareholders of record to less than 300, thereby allowing the Company to terminate its registration under the Securities Exchange Act of 1934. As such, the Reverse Stock Split will be deemed to be a going-private transaction.
–	The principal reason for “going private” is to relieve the Company of the expense of remaining a public-reporting company.

Morgan Joseph & Co. Inc. (“Morgan Joseph”) has been retained by the Special Committee of the Board of Directors (the “Special Committee”) to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company’s shareholders for any fractional shares pursuant to the Reverse Stock Split.

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Introduction

As disclosed in an engagement letter between the Special Committee and Morgan Joseph dated July 1, 2003, Sean Mathis, a director of the Company, is also affiliated with Morgan Joseph. However, under the terms of Morgan Joseph’s engagement, Mr. Mathis has not participated in the discussions between the Special Committee and Morgan Joseph regarding the Special Committee’s engagement of Morgan Joseph or in Morgan Joseph’s engagement pursuant to such agreement.

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II.	/	Summary of Proposed Transaction

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Proposed Transaction

The terms of the Reverse Stock Split that we understand the Board of Directors will consider are summarized below:

Stock Split Ratio	1-for-50,000.

Payment for Fractional Shares	$0.01 in cash per share of existing common stock on a pre-split basis (without deduction of brokerage or other fees).

Vote Required	The Reverse Stock Split is subject to approval by a majority of the holders of the Company’s common stock as well as a certain waiver by a majority of the holders of the 10% Fixed Redeemable Preferred Stock (the “Preferred Stock”).

Miscellaneous	The number of record holders of the Company’s common stock is expected to be reduced to less than 300 as a result of the Reverse Stock Split. As such, the Reverse Stock Split will relieve the Company of its principal public reporting requirements and will be considered to be a going-private transaction.

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III	/	Overview of NTL Europe, Inc.

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A. History of NTL Europe

Timeline	Event

Dec ’98	Old NTL, with a diverse base of cable and internet assets, is incorporated under the laws of the State of Delaware.

May ’02	Old NTL and certain of its subsidiaries file a voluntary petition for a prearranged joint plan of reorganization under Chapter 11 to convert $10.6 billion of debt into the equity of two separate companies.

Jan ’03	The reorganization plan becomes effective. Pursuant to the reorganization plan, Old NTL is reorganized into two separate companies:
	–	NTL Europe, encompassing certain of Old NTL’s businesses & investments; and
	–	New NTL, encompassing Old NTL’s businesses & operations in the UK & Ireland.

Jan ’03	NTL Europe engages Quest Turnaround Advisors, LLC (“Quest”) to restructure and review all of the Company’s holdings to determine the most appropriate course of action.

June ‘03	The Board of NTL Europe forms a Special Committee to evaluate a possible going-private transaction. The Special Committee hires Morgan Joseph and also retains legal counsel.

Sept ’03	The Special Committee engages Morgan Joseph to provide it with a fairness opinion related to the proposed Reverse Stock Split.

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B. Summary Financials
Overview

The Company adopted fresh-start reporting upon its emergence from Chapter 11 reorganization in accordance with SOP 90-7.

Pursuant to fresh-start reporting, a new entity was deemed created for financial reporting purposes and the carrying value of assets & liabilities was adjusted.

–	The carrying value of the assets was adjusted to their reorganization value, or the estimated fair value of the assets;
–	The carrying value of the liabilities was adjusted to their present value.

To reflect the likelihood that the Company will not retain a significant interest in Cablecom and that Cablecom will no longer be reported as part of the Company’s consolidated results of operations, the balance sheet and income statements, from the 10-Q for the quarter ended 6/30/03, are also presented pro forma for Cablecom as a discontinued operation.

On September 11, 2003, the Company’s Board of Directors approved a semi-annual dividend of $2.50 per share on the Preferred Stock.

–	Hence, based on 6,864,000 shares of preferred stock outstanding, the aggregate dividend will be approximately $17.2MM.
–	The pro forma for dividend column reflects the balance sheet giving effect to a payable of $17.2 million and the corresponding adjustment to the book value of the preferred stock.

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Summary Financials
Balance Sheet

	June 30, 2003 (a)	Pro Forma for Cablecom as Discontinued Operations (a)	Pro Forma for Dividends Payable

(dollars in millions)	(Consolidated)

Assets
Current assets:
Cash and cash equivalents	$148.1	$67.2	$67.2
Accounts receivable-trade, net	73.6	18.1	18.1
Other	74.5	13.3	13.3
Discontinued operations	-	1,920.3	1,920.3

Total current assets	296.2	2,018.9	2,018.9
Fixed assets, net	1,157.3	3.2	3.2
Goodwill	-	-	-
Reorganization value in excess of amounts allocable to identifiable assets	221.5	1.2	1.2
Customer lists, net of accumulated amortization of $5.6	208.9	-	-
Investments in and loans to affiliates, net	21.0	13.1	13.1
Deferred tax asset	91.8	(40.2)	(40.2)
Other assets	19.3	19.8	19.8

Total assets	$2,016.0	$2,016.0	$2,016.0

Liabilities and shareholders’ (deficiency)
Liabilities not subject to compromise
Current liabilities:
Accounts payable	$32.7	$9.2	$9.2
Accrued expenses and other	68.5	32.3	32.3
Interest payable	9.6	-	-
Deferred revenue	145.9	2.5	2.5
Current portion of long-term debt	2,809.6	0.3	0.3
Discontinued operations	-	1,920.3	1,920.3

Total current liabilities	3,066.3	1,964.6	1,964.6
Long-term debt	-	-	-
Other	132.3	-	-
Deferred income taxes	135.3	(40.3)	(40.3)
Commitments and contingent liabilities

Mandatorily redeemable preferred stock	114.7	114.7	97.5
Preferred stock dividend payable	-	-	17.2
Shareholders’ (deficiency)
Common stock - $.01 par value; authorized 20.0 shares; issued and outstanding 19.7 shares	0.2	0.2	0.2
Additional paid-in capital	-	-	-
Accumulated other comprehensive (loss)	3.7	0.2	0.2
(Deficit)	(1,436.5)	(23.4)	(23.4)

	(1,432.6)	(23.0)	(23.0)

Total liabilities and shareholders’ equity (deficiency)	$2,016.0	$2,016.0	$2,016.0

Memo: Total Assets - Total Liabilities	(1,317.9)	91.7	74.5

Note:

(a) Source: NTL Europe’s 10Q for the six months ended June 30, 2003
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Summary Financials
Income Statement

		Pro Forma for
	Six months ended	Cablecom as Discontinued
	June 30, 2003 (a)	Operations (a)

(dollars in millions, except per share amounts)

Revenues	$242.3	$13.1

Costs and expenses
Operating expenses (exclusive of depreciation shown
separately below)	90.9	9.1
Selling, general and administrative expenses	69.8	5.5
Other Charges	3.6	-
Corporate expenses	9.2	9.2
Depreciation	92.4	3.0
Amortization	5.5	-

	271.4	26.8

Operating (loss)	(29.1)	(13.7)
Other income (expense)
Interest income and other, net	2.0	0.1
Interest expense	(1,398.4)	-
Share of (losses) from equity investments	(1.7)	(1.7)
Foreign currency transaction gains (losses)	0.6	0.6

(Loss) before recapitalization items, income taxes and
discontinued operations	(1,426.6)	(14.7)
Recapitalization items, net	-	-

(Loss) before income taxes and discontinued operations	(1,426.6)	(14.7)
Income tax benefit (expense)	(1.3)	(0.1)

(Loss) from continuing operations	(1,427.9)	(14.8)
Discontinued operations:
(Loss) from discontinued operations, net of income tax
benefit of $0.7	-	(1,413.1)

Net (loss)	(1,427.9)	(1,427.9)
Preferred stock dividends and accretion	(8.6)	(8.6)

Net (loss) available to common shareholders	$(1,436.5)	$(1,436.5)

Note:

(a) Source: NTL Europe’s 10Q for the six months ended June 30, 2003
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C. Projected Cash Flows
Management’s Projection of Cash Flows

The following is NTL Europe management’s estimate of the Company’s expected cash flows during the period of June 30, 2003 to December 31, 2006
At no point during this period do the cash balances of NTL Europe represent more than 20% of the liquidation preference of its preferred stock as of June 30, 2003.

($ millions)	6 MONTHS ENDED 12/31/03
		12 MONTHS ENDED DECEMBER 31,

DESCRIPTION		2004	2005	2006	TOTAL

Beginning Cash	$57.3 (a)	$67.4	$64.1	$63.3	$57.3

NTL EUROPE FLOWS
LONDON OFFICE TOTAL	(0.5)	(0.7)	(0.2)	(0.0)	(1.3)
NEW YORK OFFICE TOTAL	(7.7)	(2.3)	(0.6)	(0.2)	(10.9)
PAYMENT TO FORMER OFFICERS	(2.1)	(0.3)	—	—	(2.4)
LANBASE	—	—	—	—	—
NTL INSURANCE	0.1	—	—	—	0.1

TOTAL INC	(10.2)	(3.3)	(0.8)	(0.3)	(14.6)

PARC HOLDINGS FLOWS
CABLECOM	15.0				15.0
PTV	(1.2)	—	—	—	(1.2)
NTL ASIA	—	—	—	—	—
AUSTRALIA PROCEEDS	6.5	—	—	—	6.5

TOTAL DELAWARE	20.3	—	—	—	20.3

TOTAL OF DISBURSEMENTS	10.1	(3.3)	(0.8)	(0.3)	5.7

ENDING CASH	$67.4	$64.1	$63.3	$63.0	$63.0

Note:
(a) Does not include approximately $10MM of cash held at various operating subsidiaries.

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D. Capital Structure

Common Stock

Shares Outstanding	19,657,769 shares (as of 6-30-03)

Par Value	$0.01 per share

Dividends	None paid since the formation of the Company in Jan. 2003

Number of Record Holders	In excess of 300

Major Holders	Affiliates of Angelo Gordon and Appaloosa Management each own in excess of 10% of the Company’s outstanding common shares.

Pro-Forma Book Value	$(23.0) MM (equivalent to $(1.17) per share) as of June30, 2003, on a pro-forma basis to account for Cablecom as a discontinued operation

10% Fixed Redeemable Preferred Stock

Shares Outstanding	6,864,000 shares (as of June 30, 2003)

Dividends	Semi-annual dividend of $2.50 per share declared on Sept. 11

Liquidation Preference	$50 per share, equivalent to approximately $360 MM as of June 30, 2003, including approximately $17 MM of unpaid dividends as of such date

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E. Historical Stock Prices & Trading Volume

Common Stock

The closing stock prices and daily trading volume for the Company’s common stock for the period from January 13, 2003 (the first day of trading) until September 26, 2003, are shown on the following page:

The stock price history for the common stock is summarized below:

Closing Price - Sept. 26, 2003		$0.02 per share
Average Closing Price for 60 Trading Days Ended Sept. 26, 2003		$0.03 per share
All Time High (1-13-03)		$0.65 per share
All Time Low (7-30-03)		$0.01 per share

The trading volume history for the common stock is summarized below:

Average Daily Trading Volume for the 60 Trading Days Ended Sept. 26, 2003
-	Number of Shares	33,000 shares / day
-	As a % of Total Shares Outstanding	0.17%

Summary of Number of Shares Traded per Day
# of Shares	# of Trading Days Since Jan. 13, 2003	# of Trading Days Last 60 Trading Days
0	41	24
1 -10,000	58	14
10,001 -25,000	26	7
25,001 -50,000	19	4
50,001 -100,000	16	6
More than 100,000	20	5

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Historical Stock Prices & Trading Volume
Common Stock

NTL Europe Closing Stock Prices & Volume

NTEU Equity
Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume
01/13/03	0.650	5,000	03/19/03	0.045	1,400	05/22/03	0.055	300	07/28/03	0.010	2,900
01/14/03	0.650	200	03/20/03	-	-	05/23/03	0.050	164,700	07/29/03	-	-
01/15/03	0.550	513,600	03/21/03	0.045	23,800	05/27/03	0.050	51,100	07/30/03	0.010	200
01/16/03	0.550	175,500	03/24/03	0.045	6,700	05/28/03	0.045	69,100	07/31/03	0.050	3,600
01/17/03	0.450	134,800	03/25/03	0.050	16,000	05/29/03	-	-	08/01/03	-	-
01/21/03	0.340	184,900	03/26/03	0.050	38,700	05/30/03	0.010	1,000	08/04/03	-	-
01/22/03	0.260	78,600	03/27/03	0.055	10,500	06/02/03	-	-	08/05/03	0.040	80,000
01/23/03	0.200	158,800	03/28/03	0.040	164,000	06/03/03	0.020	25,300	08/06/03	0.030	10,000
01/24/03	0.200	178,200	03/31/03	0.055	7,500	06/04/03	0.050	35,400	08/07/03	0.030	21,800
01/27/03	0.140	154,200	04/01/03	-	-	06/05/03	0.050	8,500	08/08/03	0.030	90,000
01/28/03	0.170	22,200	04/02/03	0.060	9,300	06/06/03	0.030	25,000	08/11/03	-	-
01/29/03	0.200	60,100	04/03/03	0.045	2,500	06/09/03	0.045	41,800	08/12/03	-	-
01/30/03	0.180	91,000	04/04/03	0.060	3,500	06/10/03	0.050	3,000	08/13/03	0.020	500
01/31/03	0.165	91,600	04/07/03	0.050	22,500	06/11/03	-	-	08/14/03	-	-
02/03/03	0.170	18,200	04/08/03	-	-	06/12/03	0.055	10,000	08/15/03	-	-
02/04/03	0.155	25,900	04/09/03	0.045	300	06/13/03	-	-	08/18/03	0.020	2,700
02/05/03	0.115	100,700	04/10/03	0.045	300	06/16/03	0.020	600	08/19/03	-	-
02/06/03	0.066	3,124,800	04/11/03	-	-	06/17/03	0.055	400	08/20/03	0.040	32,300
02/07/03	0.080	51,800	04/14/03	0.045	3,000	06/18/03	0.020	36,700	08/21/03	-	-
02/10/03	0.070	17,600	04/15/03	0.045	5,000	06/19/03	-	-	08/22/03	0.040	15,800
02/11/03	0.070	44,500	04/16/03	0.045	100	06/20/03	0.050	5,000	08/25/03	-	-
02/12/03	0.070	16,900	04/17/03	-	-	06/23/03	0.050	16,000	08/26/03	0.040	500
02/13/03	0.070	2,000	04/21/03	0.045	100	06/24/03	0.010	100	08/27/03	-	-
02/14/03	0.070	5,300	04/22/03	0.045	7,900	06/25/03	0.010	30,500	08/28/03	-	-
02/18/03	0.070	2,700	04/23/03	0.055	5,200	06/26/03	-	-	08/29/03	0.040	100,000
02/19/03	-	-	04/24/03	0.055	2,800	06/27/03	0.010	6,000	09/02/03	0.040	600
02/20/03	0.075	107,500	04/25/03	0.060	12,500	06/30/03	0.010	1,800	09/03/03	-	-
02/21/03	0.080	25,600	04/28/03	0.055	39,000	07/01/03	-	-	09/04/03	-	-
02/24/03	0.075	20,900	04/29/03	0.060	10,900	07/02/03	0.010	8,700	09/05/03	-	-
02/25/03	0.075	9,300	04/30/03	0.060	344,400	07/03/03	-	-	09/08/03	0.030	11,200
02/26/03	-	-	05/01/03	0.055	50,900	07/07/03	-	-	09/09/03	0.020	400
02/27/03	-	-	05/02/03	0.060	300	07/08/03	-	-	09/10/03	-	-
02/28/03	0.075	15,200	05/05/03	0.060	15,600	07/09/03	0.010	140,400	09/11/03	-	-
03/03/03	0.073	200	05/06/03	0.060	13,500	07/10/03	0.010	5,900	09/12/03	-	-
03/04/03	0.073	2,200	05/07/03	0.060	3,500	07/11/03	0.010	10,000	09/15/03	0.040	50,200
03/05/03	0.073	900	05/08/03	-	-	07/14/03	-	-	09/16/03	0.020	157,600
03/06/03	0.075	27,900	05/09/03	0.050	800	07/15/03	0.050	20,000	09/17/03	0.030	500,500
03/07/03	0.073	10,100	05/12/03	0.050	9,200	07/16/03	0.010	25,200	09/18/03	0.030	84,800
03/10/03	0.070	463,900	05/13/03	0.060	37,000	07/17/03	0.050	34,000	09/19/03	0.035	57,900
03/11/03	0.072	25,400	05/14/03	0.060	5,200	07/18/03	0.040	187,000	09/22/03	0.040	216,200
03/12/03	0.065	86,200	05/15/03	0.060	600	07/21/03	0.050	12,500	09/23/03	0.040	22,300
03/13/03	0.045	303,300	05/16/03	0.050	400	07/22/03	0.050	24,000	09/24/03	0.040	10,000
03/14/03	0.056	15,000	05/19/03	0.060	43,500	07/23/03	-	-	09/25/03	0.020	10,000
03/17/03	0.050	51,500	05/20/03	0.060	32,700	07/24/03	-	-	09/26/03	0.020	800
03/18/03	0.050	18,400	05/21/03	0.060	7,500	07/25/03	0.050	29,500

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Historical Stock Prices & Trading Volume
Preferred Stock

NTEU Pfd
Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume	Date	Px Last	Px Volume
01/13/03	-	-	03/19/03	-	-	05/22/03	-	-	07/28/03	3.10	500
01/14/03	-	-	03/20/03	-	-	05/23/03	-	-	07/29/03	-	-
01/15/03	-	-	03/21/03	-	-	05/27/03	-	-	07/30/03	-	-
01/16/03	-	-	03/24/03	3.55	3,700	05/28/03	-	-	07/31/03	3.50	1,000
01/17/03	-	-	03/25/03	-	-	05/29/03	-	-	08/01/03	-	-
01/21/03	3.50	50,000	03/26/03	3.50	47,800	05/30/03	-	-	08/04/03	-	-
01/22/03	2.00	6,100	03/27/03	3.50	4,500	06/02/03	-	-	08/05/03	-	-
01/23/03	3.50	5,000	03/28/03	3.25	600	06/03/03	-	-	08/06/03	3.10	111,200
01/24/03	-	-	03/31/03	-	-	06/04/03	-	-	08/07/03	-	-
01/27/03	2.25	38,600	04/01/03	-	-	06/05/03	-	-	08/08/03	-	-
01/28/03	2.97	113,700	04/02/03	-	-	06/06/03	-	-	08/11/03	-	-
01/29/03	-	-	04/03/03	-	-	06/09/03	3.00	500	08/12/03	-	-
01/30/03	2.82	305,400	04/04/03	-	-	06/10/03	3.10	200	08/13/03	3.10	100
01/31/03	3.20	818,100	04/07/03	-	-	06/11/03	-	-	08/14/03	-	-
02/03/03	-	-	04/08/03	-	-	06/12/03	-	-	08/15/03	-	-
02/04/03	3.25	4,600	04/09/03	-	-	06/13/03	3.10	8,100	08/18/03	3.10	1,100
02/05/03	3.50	45,200	04/10/03	-	-	06/16/03	3.10	200	08/19/03	-	-
02/06/03	-	-	04/11/03	-	-	06/17/03	-	-	08/20/03	-	-
02/07/03	-	-	04/14/03	-	-	06/18/03	5.00	100,000	08/21/03	-	-
02/10/03	3.35	1,000	04/15/03	-	-	06/19/03	-	-	08/22/03	-	-
02/11/03	-	-	04/16/03	-	-	06/20/03	-	-	08/25/03	-	-
02/12/03	3.35	3,200	04/17/03	3.35	1,400	06/23/03	3.10	100	08/26/03	-	-
02/13/03	-	-	04/21/03	3.35	1,600	06/24/03	-	-	08/27/03	-	-
02/14/03	-	-	04/22/03	-	-	06/25/03	-	-	08/28/03	-	-
02/18/03	3.50	300	04/23/03	3.35	1,200	06/26/03	2.00	100	08/29/03	3.15	9,800
02/19/03	-	-	04/24/03	3.30	700	06/27/03	-	-	09/02/03	3.55	2,500
02/20/03	-	-	04/25/03	3.25	1,100	06/30/03	-	-	09/03/03	4.00	1,000
02/21/03	-	-	04/28/03	3.25	2,000	07/01/03	-	-	09/04/03	-	-
02/24/03	3.50	800	04/29/03	-	-	07/02/03	-	-	09/05/03	-	-
02/25/03	-	-	04/30/03	3.10	200	07/03/03	-	-	09/08/03	-	-
02/26/03	4.00	20,000	05/01/03	3.10	800	07/07/03	-	-	09/09/03	3.50	200
02/27/03	3.55	500	05/02/03	-	-	07/08/03	-	-	09/10/03	-	-
02/28/03	-	-	05/05/03	-	-	07/09/03	-	-	09/11/03	-	-
03/03/03	3.50	900	05/06/03	-	-	07/10/03	-	-	09/12/03	4.38	25,000
03/04/03	3.50	900	05/07/03	-	-	07/11/03	-	-	09/15/03	6.10	15,200
03/05/03	3.50	400	05/08/03	-	-	07/14/03	-	-	09/16/03	5.35	1,000
03/06/03	-	-	05/09/03	-	-	07/15/03	-	-	09/17/03	5.30	300
03/07/03	-	-	05/12/03	-	-	07/16/03	-	-	09/18/03	5.30	1,800
03/10/03	3.62	353,100	05/13/03	-	-	07/17/03	3.00	100	09/19/03	6.10	207,400
03/11/03	-	-	05/14/03	-	-	07/18/03	-	-	09/22/03	-	-
03/12/03	3.62	13,000	05/15/03	3.10	1,000	07/21/03	-	-	09/23/03	-	1,400
03/13/03	-	-	05/16/03	-	-	07/22/03	-	-	09/24/03	5.75	100
03/14/03	-	-	05/19/03	-	-	07/23/03	-	-	09/25/03	6.00	9,300
03/17/03	-	-	05/20/03	-	-	07/24/03	3.10	1,900	09/26/03	3.00	160,300
03/18/03	-	-	05/21/03	-	-	07/25/03	-	-		-	-

\	Morgan Joseph & Co. Inc. \ NTL Europe	18	\

IV	/	Valuation Analysis

\	Morgan Joseph & Co. Inc. \ NTL Europe	19	\

Valuation Analysis
Overview

NTL Europe’s most significant holdings are currently being restructured and the Company is exploring strategic and financial alternatives available to the Company, including a possible liquidation or other sale of its remaining assets, in addition to the Reverse Stock Split going-private transaction.

To the extent that the Company receives cash proceeds from any asset sales, the Preferred Stock will be entitled to mandatory redemption in a like amount, subject to certain limited exceptions, until all Preferred Stock (having an aggregate liquidation preference of approximately $360MM as of June 30, 2003) has been redeemed.

Given the Company’s business plan and capital structure, we have concluded that certain valuation methodologies – i.e., a comparison of the proposed valuation of the Company’s common equity in comparison to other publicly-traded companies or other precedent M&A transactions – are not meaningful and need not be utilized in evaluating the fairness of the Reverse Stock Split.

The principal valuation methodologies employed by Morgan Joseph in evaluating the fairness of the consideration to be received by holders of the Company’s common stock for any fractional shares in the Reverse Stock Split include the following:

–	A comparison of the amount by which the liquidation preference of the Preferred Stock exceeds the book value of the Company’s assets less liabilities (i.e., its net asset value) as of June 30, 2003, on a pro-forma basis to treat Cablecom on a discontinued operations basis.
(Note that the Company’s financial statements as of June 30, 2003, reflect the effect of the January 1, 2003 application of fresh-start accounting principles pursuant to which the carrying value of its assets were adjusted to an amount equal to their estimated fair value and the carrying value of its liabilities were adjusted to their present value).

\	Morgan Joseph & Co. Inc. \ NTL Europe	20	\

Valuation Analysis
Overview

–	In addition, Morgan Joseph performed its own calculation of the estimated value of the assets and liabilities of the Company resulting in an estimate of the Company’s net asset value in a range of $52.8 MM to $92.2 MM. Our estimated valuation was not prepared in accordance with applicable accounting standards and therefore cannot be directly compared to the Company’s pro-forma book value as of June 30, 2003, referred to above.

We also compared the amount by which the liquidation preference of the Preferred Stock exceeds the Company's estimated net asset value as estimated by Morgan Joseph.

–	A comparison of the market value of the Company’s Preferred Stock to its liquidation preference as a measure to determine the extent to which the financial markets expect that the liquidation preference will be satisfied in whole or in part.

–	A calculation of the enterprise value of the Company which is implied by the equity valuation implied by the Reverse Stock Split, and a comparison of such implied enterprise value to the Company’s annualized operating results for the six months ended June 30, 2003.

–	An analysis of the “call option value” of the common stock of the Company.

These analyses are summarized on the following pages.

\	Morgan Joseph & Co. Inc. \ NTL Europe	21	\

Valuation Analysis
Summary

NTL Europe, Inc.
Summary Valuation Analysis
($ in Millions Except Per Share Amounts)

Valuation of Company's Total Assets less Total Liabilities (Net Asset Value)	$$	Amount by Which the Liquidation Preference of the Preferred Stock Exceeds the Estimated Net Asset Value	Percent Amount by Which the Estimated Net Asset Value Would Have to Increase in Value in Order Order to Equal the Liquidation Preference of the Preferred Stock
- Pro-Forma Net Asset Value per 6-30-03 10Q	$91.7	$268.5	293%
- Net Asset Valuation per Morgan Joseph Analysis:
Low	$52.8	$307.4	582%
Mid-Point	$72.5	$287.7	397%
High	$92.2	$268.0	291%

Market Value of Preferred Stock as a Percent of its Liquidation Preference	6%
Cash Consideration to be Paid for Fractional Shares	0.01

Total Common Shares Outstanding	19.7

Total Implied Value of Common Equity	$0.2

		Assuming the Prefered Stock is Valued at
		Liquidation Value	9-26-03 Market Value
+ Value of Preferred Stock		$360.2	$20.6
+ Total Pro-Forma Long-Term Debt(a)		0.3	0.3
- Pro-Forma Cash (a)		($67.2)	($67.2)

Total Implied Enterprise Value of Company		$293.5	($46.1)

Total Implied Enterprise Value of Company
as a Multiple of:	$$

Pro-Forma Annualized Operating Income	($27.4)	nm	nm
for the Six Months Ended 6-30-2003(a)

Pro-Forma Annualized Operating Cash Flow	($21.4)	nm	nm
for the Six Months Ended 6-30-2003(a)

NOTES:
(a) Pro-forma to account for Cablecom as a discontinued operation. Information as of June 30, 2003 unless stated otherwise.

\	Morgan Joseph & Co. Inc. \ NTL Europe	22	\

Valuation Analysis
“Orderly Liquidation” Value Analysis – NTL Europe, Inc.

NTL Europe, Inc.		Morgan Joseph valuation range is based on 6/30/03 financials or more recent information, wherever available.
Summary Valuation Analysis (figures in thousands)
	Book Value ($) (as of 6-30-03)	Morgan Joseph Valuation Range
		Low	-	High	Comments
Holding Company Assets

Financial Assets
Cash	$57,269	$57,325	-	$57,325	Valuation figure is the cash balance as of 6/30/03, plus the remaining $56,301 cash received in August for liquidation of NTL Insurance.
ATX Note	$0	$0	-	$1,700	$17 mil general unsecured claim due in 2011. ATX Communications (formerly known as CoreCom Holdco, Inc) is in the process of restructuring.
Prepaid Insurance	$629	$0	-	$0	Prepaid D&O insurance and other insurance - no liquidation value.
Due from/to NTL, Inc. net	$2,700	($1,000)	-	$1,000	Amounts to be settled between NTL Europe and “New NTL” (NTL Inc).

Operating Entities - NAV
Parc Holdings, Inc. (excl. Cablecom)	$32,608	$0	-	$35,522	Book value of Parc Holdings excludes Cablecom. Morgan Joseph valuation includes potential sale value of Cablecom’s equity interests. See separate schedule for details.
NTL Insurance	$55	$0	-	$0	NTL Insurance is a captive insurance vehicle that NTL set up for effecting self-insurance of certain telecom equipment. The entity has been liquidated. $845K has been received and is reflected in the cash (the last portion of cash, $56,301, was received in August).
NTL LanBase	$1,482	$0	-	$0	Cabling company (VAR) that installs phonelines / networks in offices. Value reflects management’s expectation for sale of the business.
Two Way TV	$1,327	$1,000	-	$1,500	NTL Europe owns 38% of TWTV. In addition, £2.5 to £3 mil of debt is owed to NTL Europe.
Classic Sports (51.52% owned by NTL Europe)	$879	$704	-	$879	NTL Europe (Parent) owns 51.52% of Classic Sports; PTV owns the other 48.48%. Assuming Classic Sports at 80%-100% ofbook value.

Total Assets	$96,949	$58,029	-	$98,127

Liabilities and Contingent Claims
Accounts Payable	$499	$499	-	$499	Payroll taxes.
Accrued Expenses	$3,222	$3,222	-	$3,222	Accrued professional fee and other misc expenses - in addtion to the budgeted corporate expenses.
Taxes Payable	$1,550	$1,550	-	$1,550	Estimated income tax liability.
Potential Cablecom Litigation		$0		$0	The directors & officers (D&O) of NTL could be sued by Cablecom’s creditors. Claims are extremely speculative. Resolution of Cablecom matter highly likely.
SAGEM Indemnity Payment		$0	-	$690	Claim by SAGEM against NTL France regarding a take or pay agreement for set top boxes. NTL Europe’s lawyers believe that the claim is without merit.

Total Liabilities	$5,271	$5,271	-	$5,961

Estimated Net Asset Value	$91,679	$52,758	-	$92,166	* Valuation does not take into account the declared $2.50 Preferred Stock dividend to be paid out in October 2003.

\	Morgan Joseph & Co. Inc. \ NTL Europe	23	\

Valuation Analysis
“Orderly Liquidation” Value Analysis – Parc Holdings, Inc.

Parc Holdings, Inc.		Morgan Joseph valuation range is based on 6/30/03 financials or more recent information, wherever available.
Summary Valuation Analysis (figures in thousands)
	Book Value ($) (as of 6-30-03)	Morgan Joseph Valuation Range
		Low	-	High	Comments
Assets

Financial Assets
Cash	$0	$0	-	$0
Deferred pymt for Australian Towers sale	$6,950	$7,489	-	$7,489	$7.5 mil payment received on 10/02/03 from Macquairie Communications Infrastructure Holding Pty, Ltd. (Australia).
Suez Lyonnaise Telecom (NOOS) Note	$5,000	$0	-	$5,750	In connection with NTL’s sale of NTL France, part of Suez Lyonnaise's payment came in the form of a PIK 11/23/06 maturity €37.5 mil subordinated note. Interest on the deferred payment accrues quarterly at the 3-mth Euribor + 400bps and is capitalized annually into the balance due until the maturity date. As of 10/31/02, the note plus accrued interest totaled 39.5 mil. Note will be paid off at due date only if its senior debt needs/can be refinanced, which could eventually happen, but not anytime soon . (a)
B2 Put Option	$350	$315	-	$315	Put option to sell the remaining interest in B2 to B2 Partners, which was exercised in Q2 '03. Total proceeds of $375K. $175K was received in August, net of $60K of legal expenses. The remaining $140K is expected by the end of the year.

Principal Majority-Owned Subsidiaries - NAV
Premium TV Ltd. (UK)	$20,365	$0	-	$10,478	Excluding PTV’s contingent liabilities guaranteed by Parc Holdings. See below.
Cablecom	($1,407,972)	$0	-	$15,000	Apollo has an option to purchase Cablecom for $15 million. The consortium of banks have voted on 8/31 to extend the deal execution to 10/31, improving the chance that Apollo will exercise its option. Additional expenses of $1.2 million contingent fee to be paid to UBS and $225K to be paid to former CFO are already included in Corporate Expenses for NTL Europe.
NTL Asia	$794	$0	-	$0	Located in Malaysia and Thailand. Considering a sale of business. Reduced staff by 30 - 40%. Have enough cash there to continue to run for 1 to 1.5 years, and will do so in the hopes of finding a buyer.
ITN News Channel	$150	$249	-	$830	NTL Europe owns 35% of the venture.

Total Assets	($1,374,364)	$8,033	-	$39,842

Liabilities and Contingent Claims
Taxes Payable	$1,000	$1,000	-	$1,000	Estimated income tax liability.
Guarantee of PTV’s obligations under PTV’s JV agreement with the Rangers FC	$0	$5,810	-	$3,320	Funding agreement. Parc Holdings has an obligation to provide the Rangers JV with a total of £6 million in funding. £2.5 mil has already been paid. Parc Holdings may be liable for an additional shortfall of £3.5 mil. Assuming obligation to be between £2 mil and £3.5 mil.(b)
The Studio Channel	$0	$6,972	-	$0	Originally, Parc Holdings agreed to guarantee £4.2 mil in the event of termination. The JV was shut down in Dec '02. Universal Studios continued to operate until Jan/Feb. Shut down costs totaled to £4.8 mil. Estimate that liability could range from nothing to £4.2 mil. (b)
Morgan Stanley Senior Funding	$0	$5,700	-	$0	$11.4 MM claim for unpaid fees related to financing commitments, etc. on behalf of Old NTL (and certain of its operating subsidiaries), which Morgan Stanley is claiming to be obligations of Parc Holdings. Parc Holdings rejects such claims for a number of reasons. Claim pending before bankruptcy court.

Total Liabilities	$1,000	$19,482	-	$4,320

Estimated Net Asset Value	($1,375,364)	($11,449)	-	$35,522
Net Asset Value (Excl. Cablecom)	$32,608

(a) Assumes US / Euro exchange rate of $1.15
(b) Assumes US / UK exchange rate of $1.66
\	Morgan Joseph & Co. Inc. \ NTL Europe	24	\

Valuation Analysis
“Orderly Liquidation” Value Analysis – Premium TV Holdings

Premium TV Holdings, Inc.			Morgan Joseph valuation range is based on 6/30/03 financials or more recent information, wherever available.
Summary Valuation Analysis (figures in thousands)
	Book Value (£) (as of 6-30-03)	Book Value ($)(a) (as of 6-30-03)	Morgan Joseph Valuation Range
			Low	-	High	Comments
Assets

Total Current Assets	£11,831	$19,640	$5,107	-	$9,812	See separate schedule for details

Noncurrent Assets
Football League JV Escrow Acct	£5,747	$9,540	$9,540	-	$9,540	Cash of £5.75 mil held in escrow account. Cannot be upstreamed.
Equity in Football Club Joint Ventures	£3,996	$6,634	$0	-	$8,634	Morgan Joseph believes that the current fair market value of the equity in these ventures is highly speculative. The current book value represents the high end of potential value under aggressive growth assumptions. See separate schedule for details on a JV by JV basis.
Minority Investments in Football Clubs	£1,738	$2,885	$1,972	-	$2,429	See separate schedule for details.
Debt Owned by Joint Venture Companies	£3,851	$6,393	$6,393	-	$6,393	See separate schedule for details/questions.
Classic Sports (48.8% owned by Premium TV Holdings)	£499	$828	$662		$828	Assuming Classic Sports at 80%-100% of book value.
Tangible Fixed Assets	£1,756	$2,915	$0	-	$292	Leasehold improvements, office furniture & equipment, internet fixed assets, and broadcast fixed assets. Assuming tangible fixed assets at 0%-10% of Book Value.

Total Noncurrent Assets	£17,587	£29,195	$18,567	-	$26,115

Total Assets	£29,418	$48,834	$23,675	-	$35,927

Liabilities and Accruals
Amounts Due to Eurosport:
Due to Eurosport:	£7,739	$12,847	$0	-	$0	Assets as well as liabilities associated with Eurosport were wiped out by new contract where PTV will get 3 payments of £500K for consulting services.
Accrual ERC live rights fee	£0	$0	$0	-	$0	Eurosport(UK) residual claim to PTV backed by Classic Sports.
ERC Production Costs	£157	$260	$260	-	$260	Eurosport(UK) residual claim to PTV backed by Classic Sports.
Other creditors and accruals	£6,634	$11,012	$11,012	-	$11,012	Amounts due to various parties.
Intra-group receivable adjusted	£1,578	$2,619	$0	-	$0	Intra-group receivable owed by Classic Sports to PTV.
Subtotal - Amts Due to Creditors	£16,107	$26,738	$11,272	-	$11,272
PAYE & NI	£113	$188	$188	-	$188	UK payroll taxes. Assumed at 100% of Book Value.
VAT payable (Taxes on Corp Income)	£0	$0	$0	-	$0	Assumed at 100% of Book Value.
Deferred revenue	£930	$1,543	$0	-	$0	Internet revenue deferred over 34 months from 12-31-00, released on a straight line basis (i.e., 34 equal amounts). As services paid for ends in 10/03, it is most likely that contract will be fulfilled. Further, this is an unsecured claim.

Contingent Liabilities
Football League JV Funding Corporation		$0	$13,988	-	$13,988	Amount listed includes segregated account of £7.43 mil and an additional £1mil, set aside to cover the shortfall as per the contract if the company decides to terminate in December OR to pay the incremental operating costs of websites for the rest of the year. The segregated cash cannot be brought up and will be gone if PTV shuts down, so management feels it makes sense to continue running the websites until the money runs out.

Total Liabilities	£17,150	$28,470	$25,448	-	$25,448

Premium TV Holdings - Net Asset Value	£12,268	$20,365	($1,774)	-	$10,478	Excluding PTV’s contingent liabilities guaranteed by Parc Holdings. See previous page for details.

(a) Assumes US / UK exchange rate of $1.66

\	Morgan Joseph & Co. Inc. \ NTL Europe	25	\

Valuation Analysis
“Orderly Liquidation” Value Analysis – Premium TV Holdings, Current Assets

Premium TV Holdings, Inc.			Morgan Joseph valuation range is based on 6/30/03 financials or more recent information, wherever available.
Summary Valuation Analysis (figures in thousands)
	Book Value (£) (as of 6-30-03)	Book Value ($)(a) (as of 6-30-03)	Morgan Joseph Valuation Range
			Low	-	High	Comments

Current Assets
Cash - Unrestricted	£1,358	$2,254	$2,254	-	$2,254	Cash figure reported by third party valuation only includes cash in Premium TV Ltd., the main operating entity in PTV Holdings. The shell entity PTV Holdings contains little else but cash, and accounts for the cash difference between book value and the third party
VAT Recoverable	£311	$516	$516	-	$516	VAT recoverable from UK Customs & Excise.
ESO Receivable	£6,851	$11,373	$1,590	-	$2,067	Morgan Joseph valuation based on present value of the new contract, where PTV will receive 3 payments of £500K in exchange for consulting services. Old receivables and payables as well as any rights under the original Eurosport broadcast contract between PTV and Eurosports have been wiped out by this renegotiated agreement.
Accounts Receivable	£2,422	$4,020	$0	-	$4,020	Accounts receivable will not come in if PTV is shut down.
Media Rights	£0	$0	$0	-	$0	Value of exclusive contracts with Newcastle and Aston Villa. Media rights represent management’s estimated current year receivable from the Newcastle JV Co, through the subsidiary PTV Ventures.
Agency Rights	£0	$0	$0	-	$0	Value of exclusive contracts with Rangers and Leicester. Management assumes no proceeds for agency rights.
Prepayments	£289	$480	$0	-	$0	Cannot get back.
Note Receivable	£500	$830	$664	-	$830	NTL Europe has approached the holder of the Note to buy back the loan for some amount of money.
Football League Advances	£100	$166	$83	-	$125	Advances to the Football League that is recoverable from future revenue streams. Assumed at 50% to 75% of book value.

Total Current Assets	£11,831	£19,640	$5,107	-	$9,812

(a) Assumes US / UK exchange rate of $1.66

\	Morgan Joseph & Co. Inc. \ NTL Europe	26	\

Valuation Analysis
“Orderly Liquidation” Value Analysis – PTV JVs / Minority Investments

PTV JVs / Minority Investments				Morgan Joseph valuation range is based on 6/30/03 financials or more recent information, wherever available.
Summary Valuation Analysis (figures in thousands)
	Original Stake	Book Value (£) (as of 6-30-03)	Book Value ($)(a) (as of 6-30-03)	Morgan Joseph Valuation Range
				Low	-	High	Comments
UK Football Clubs
Debt Owed PTV by Joint Ventures
Rangers FC (rangers.co.uk)		£1,737	$2,884	$2,884	-	$2,884
Leicester City FC (lcfc.co.uk)		£372	$618	$618	-	$618
Middlesbrough FC (mfc.co.uk)		£697	$1,157	$1,157	-	$1,157
Newcastle Union FC (nufc.co.uk)		£1,045	$1,735	$1,735	-	$1,735
FLPTV		£0	$0	$0	-	$0
Subtotal - Debt Owed PTV by JVs		£3,851		$6,693	-	$6,693

Joint Venture Investments (Net Equity in JV’s)							Morgan Joseph believes that the current fair market value of the equity in these ventures is highly speculative. The current book value represents the high end of potential value under aggressive growth assumptions.
Rangers FC	50.0%	£1,036	$1,720	$0	-	$1,720
Leicester City FC	50.0%	£294	$487	$0	-	$487
Middlesbrough FC	50.0%	£486	$807	$0	-	$807
Newcastle Union FC	50.0%	£2,158	$3,582	$0	-	$3,582
FLPTV	50.0%	£23	$38	$0	-	$38
Subtotal - Joine Venture Investments		£11,831	$6,634	$0	-	$6,634

Minority Equity Investments (Holdings in Clubs)
Rangers Media Investments Ltd	15,000 preference shares	£0	$0	$0	-	$0	PTV owns £15 million of preference shares in Rangers Media Investment which, in turn, owns 50% of Ranger JV Co. which was formed to exploit certain on-line rights of Rangers FC.
Middlesbrough FC	5.59%	£638	$1,059	$1,059	-	$1,059	Middlesbrough FC is a going-concern and has been valued by a third party based on a multiple of revenues in comparison to other publicly-traded football clubs in the UK.
Leicester City FC	9.99%	£0	$0	$0	-	$0	Leicester City is in administration and the shares held by PTV have been cancelled.
Aston Villa convertible loan	9.99%	£1,100	$1,826	$913	-	$1,370	Aston Villa FC is publicly-traded. Morgan Joseph assumes 50%- 75% of third party valuation because of discount for lack of marketability.
Subtotal - Joint Venture Investments		£1,738	$2,285	$1,972	-	$2,429

(a) Assumes US / UK exchange rate of $1.66

\	Morgan Joseph & Co. Inc. \ NTL Europe	27	\

Valuation Analysis
Call Option Value Analysis

Inputs Relating to the Underlying Asset
Current Firm Value of NTL Europe (1)	$32,000,000

Industry average variance in firm value
Annualized standard deviation in of the asset	30.00%

Expected dividend yield	0.00%
(No cash outflow for the preferred dividend)

Inputs Relating to the Option
Cumulated face value of preferred stock	$552,404,930
(includes accumulation of preferred dividend)
Assumed duration of preferred stock (liquidation event)	5	years

General Inputs
Riskless rate that corresponds to the option lifetime	3.14%

Summary Inputs to the Black Scholes Model
Stock Price	$32,000,000		T.Bond rate	3.14%
Strike Price	$552,404,930		Variance	0.090000
Expiration	5	years	Annualized dividend yield	0.00%

d1 =	-3.67698339
N(d1) =	0.000118036

d2 =	-4.347803783
N(d2) =	6.88062E-06

=> Value of common stock as a call option	$528
Number of common shares outstanding	19,668,777
=> Value per share	$0.000

(1) Assuming the current asset value to be approximately the average of the mid point of Morgan Joseph valuation range and the sum of the market capitalizations of the Company's equity and preferred stock.
Sensitivity Analysis
		Number of Years for “Preferred Liquidation”
		1	2	3	4	5
Stddev of Firm Assets	10.0%	$0.000	$0.000	$0.000	$0.000	$0.000
	20.0%	$0.000	$0.000	$0.000	$0.000	$0.000
	30.0%	$0.000	$0.000	$0.000	$0.000	$0.000
	40.0%	$0.000	$0.000	$0.000	$0.001	$0.002
	50.0%	$0.000	$0.000	$0.002	$0.007	$0.016

\	Morgan Joseph & Co. Inc. \ NTL Europe	28	\

Valuation Analysis
Tax Attributes

We have been informed by NTL Europe’s tax counsel that the Company may recognize very significant capital losses on its 2003 tax return and that some or all of such capital losses may be available to be offset against any capital gains which NTL Europe may recognize in future years.

However, the Company’s financial projections indicate that it has little or no ability in the ordinary course of business to utilize such capital loss carryforwards for the following reasons:

–	NTL Europe does not currently have any significant capital assets with built-in gains (i.e., whose fair market values are in excess of their tax basis) that it could sell in order to generate capital gains and thereby utilize the capital loss carryforwards;

–	At the present time, there is no capital available to the Company to enable the Company to take advantage of the tax basis nor is it anticipated that there will be any capital available in the future to do so; and

–	Sections 351 and 384 of the Internal Revenue Code may prevent the Company from acquiring capital assets with built-in gains and then using its capital loss carryforwards to shelter the capital gains that would otherwise be incurred on the sale of such acquired assets.

Sec. 382 of the Internal Revenue Code limits the ability of companies to fully utilize loss carryforwards subsequent to certain defined ownership changes. As a general rule, the amount of loss carryforwards which a company can utilize in any one year following a defined ownership change is limited to an amount equal to the equity value of the company times the long-term bond rate.

–	If NTL Europe were to be sold to another company that was able to utilize its capital loss carryforwards, subject to the limitations of Sec. 382 of the Internal Revenue Code, the maximum theoretical value of NTL Europe’s capital loss carryforwards is estimated by Morgan Joseph to be less than $5MM, primarily due to the low value of NTL Europe's equity.

Based on the above considerations, we believe that no significant economic value should be attributed to NTL Europe’s capital loss carryforwards or other tax attributes.

\	Morgan Joseph & Co. Inc. \ NTL Europe	29	\

/	Appendices

\	Morgan Joseph & Co. Inc. \ NTL Europe	30	\

A. Form of Fairness Opinion Letter

September 30, 2003

The Special Committee of the Board of Directors
NTL Europe, Inc.
37 Purchase Street
Rye, NY 10580

Gentleman:

We understand that NTL Europe, Inc. (the “Company”) has proposed a reverse stock split of its common stock, par value $0.01 per share (the “Common Stock”), pursuant to which each common stockholder will receive one share of new common stock for every 50,000 shares of Common Stock that they own plus cash in lieu of any fractional shares at a rate of $0.01 per share of Common Stock on a pre-split basis (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in a draft of the proxy statement dated September 29, 2003. The Proposed Transaction is subject to approval by the holders of the Company’s Common Stock, as well as a certain waiver by holders of the Company’s 10% Fixed Redeemable Preferred Stock, Series A (the “Preferred Stock”).

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the Common Stock of the Company of the consideration to be received for any fractional shares in the Proposed Transaction. In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

i. a draft of the proxy statement dated September 29, 2003;

ii. the Company’s Form 10-K for the period ended December 31, 2002, its Forms 10-Q for the periods ended March 31, 2003 and June 30, 2003 and its Form 8-K filed on September 15, 2003;

\	Morgan Joseph & Co. Inc. \ NTL Europe	31	\

Form of Fairness Opinion Letter (cont’d)

iii. certain financial and other information of the Company that was publicly available or provided to us by the Company;

iv. the reported prices and trading activity for the Company’s Common Stock and Preferred Stock; and

v. certain internal information and other data relating to the Company, its business and prospects, including certain financial projections and estimates, provided to us by management of the Company.

We have also met with certain officers and employees of the Company concerning its business, operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial and other information used by us and have not attempted independently to verify such information, nor do we assume any responsibility to do so. We have assumed that the Company’s financial projections and estimates provided to or reviewed by us have been reasonably prepared based on the best current estimates and judgment of the Company’s management as to the future financial condition and results of operations of the Company. We have made no independent investigation of any legal, accounting or tax matters affecting the Company, and have assumed the correctness of all legal, accounting and tax advice given the Company and its Board of Directors or any committee thereof. We have not conducted a physical inspection of the properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have not been authorized by the Company to solicit alternatives to the Proposed Transaction. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors (the “Special Committee”) and the Board of Directors of the Company. This opinion does not address the Company’s underlying business decision to approve the Proposed Transaction, and it does not constitute a recommendation to the Company, its Board of Directors, the Special Committee, its shareholders, or any other person as to any specific action that should be taken in connection with the Proposed Transaction.

\	Morgan Joseph & Co. Inc. \ NTL Europe	32	\

Form of Fairness Opinion Letter (cont’d)

This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent, except the Company may include this opinion in its entirety in any proxy statement or information statement relating to the transaction sent to the Company’s shareholders; provided that any description or reference to Morgan Joseph & Co. Inc. or this opinion included in such proxy statement or information statement shall be in form and substance reasonably acceptable to us.

We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive a customary fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services. As you are aware, Mr. H. Sean Mathis, a director of the Company, is also affiliated with Morgan Joseph & Co. Inc.

Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received for any fractional shares by the holders of the Common Stock in the Proposed Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

MORGAN JOSEPH & CO. INC.

\	Morgan Joseph & Co. Inc. \ NTL Europe	33	\

B. Description of Subsidiaries
NTL Europe Condensed Organization Chart

NTL Europe, Inc
Parc Holdings, Inc.
NTL LanBase
Two Way TV
NTL (38%, SMI (37%), LTI (18%), Others (8%)
Premium TV
NTL (Delaware Two)
NTL Asia
(Singapore, Thailand, Malaysia)
Cablecom
nufc.co.uk
PTV (50%)
Newcastle (50%)
ITV News Channel
NTL (35%), ITN (65%)
lcfc.com
PTV (50%)
Leicester (50%)
mfc.co.uk
PTV (50%)
Middlesborough (50%)
rangers.co.uk
PTV (50%)
Rangers Media (50%)
FLPTV
PTV (50%)
Football League (50%)
Classic Sport

\	Morgan Joseph & Co. Inc. \ NTL Europe	34	\

Description of Subsidiaries
Major Holding Companies

NTL Europe, Inc.

Parent holding company

Core asset is cash (approximately $57.3MM as of 8/03)

Parc Holdings, Inc. (“Parc Holdings”)

100% owned by NTL Europe

Significant businesses include Premium TV, Cablecom and NTL Asia

NTL (Delaware Two)

100% owned by Parc Holdings, Inc.

Significant assets include interests in ITV News Channel and the Studio Channel

\	Morgan Joseph & Co. Inc. \ NTL Europe	35	\

Description of Subsidiaries under Parc Holdings
Premium TV Holdings Corp.

Summary Description

Premium TV Holdings Corp. (“PTV Holdings”) is a US holding company for entities related to sports TV and internet content business

–	Many of these investments now have little or no economic value

Premium TV Ltd. (“PTV”) is the principal operating subsidiary of PTV Holdings and the entity through which most of its investments and joint ventures were made. The principal PTV businesses are summarized below.

Web Hosting Joint Ventures

PTV entered into a 50/50 joint venture with the Football League (12/00) to provide web hosting for approximately 75 UK football clubs (representing the “tier two” of football clubs in the UK).

–	PTV also entered into 50/50 joint ventures with the Glasgow Rangers (6/00), Newcastle United (12/99), Aston Villa (1/00), Middlesborough (3/00) and Leicester City (7/00) to operate web sites with exclusive internet rights to video, audio and other information (including mobile telephone rights).

PTV’s internet sites provide team fans with up-to-date statistics, exclusive pre- & post-game interviews with players & coaches, an archive of video clips of game highlights & best plays, access to club internet merchandise shops, and opportunities to exchange views with other fans.

PTV provided all of the initial funding for its joint ventures except the Newcastle joint venture, which was jointly funded by PTV and Newcastle.

PTV’s joint venture agreement with the Glasgow Rangers included a commitment to provide web hosting services and to fund up to £6MM of loans to the joint venture, which is guaranteed by Parc Holdings.

\	Morgan Joseph & Co. Inc. \ NTL Europe	36	\

Description of Subsidiaries under Parc Holdings
Premium TV Holdings Corp. (cont’d)

Web Hosting Joint Ventures (cont’d)

PTV’s revenue streams related to its internet business are comprised of subscription revenue for its broadband service, advertising & sponsorship revenue, e-commerce revenue, betting revenue, and other revenue.

PTV has a current cash burn rate of approximately £5.5MM per year. As part of these agreements, PTV has set aside an escrow account (aggregate balance of £5.75MM as of 6/30/03).

–	Management conservatively estimates that PTV will need an additional £1.0MM to stay in compliance of the funding obligation.

In addition, PTV also made equity or equity related investments in four of the five above mentioned clubs (apart from Newcastle United) that ranges from 6% - 10% equity interests.

Management believes that PTV has realized unsatisfactory returns on its investments in these joint ventures. The prime reasons for this are the absence of sizable revenue streams as originally envisioned and the uneconomic revenue and cost split to PTV.

\	Morgan Joseph & Co. Inc. \ NTL Europe	37	\

Description of Subsidiaries under Parc Holdings
Cablecom and NTL Asia

Cablecom

Cablecom is Switzerland’s largest cable operator with approximately 54% of the Swiss cable television market as of December 31, 2002.

–	For the six months ended June 30, 2003, Cablecom had revenues and EBITDA of $229.2MM and $79.5MM, respectively.

As per Swiss law, Cablecom has been “overindebted” beginning in the end of 2001, and accordingly, may be required to file for insolvency proceedings in Switzerland.

Cablecom and its lenders have been involved in ongoing discussions regarding a complete financial restructuring of Cablecom which will, among other things, wipe out 100% of NTL Europe’s equity interest in Cablecom.

NTL Europe’s 100% equity interest in Cablecom currently has almost no fundamental value given the amount of debt and the minimal free cash flow.

–	As of June 30, 2003, Cablecom had $2.80BN of bank debt, representing 35.2x its annualized EBITDA for the six months ended June 30, 2003.

The Company has sold a call option to an affiliate of Apollo Management pursuant to which Apollo has the option to purchase NTL Europe’s equity interest in Cablecom for $15MM.

–	The Company’s management expects Apollo to exercise such option in the next 45 days; however, there are no assurances of it doing so.

NTL Asia

NTL Asia, together with New NTL’s branch office in Singapore, was setup to offer, design and build consultancy & system integration services to broadcasters in Malaysia and Thailand.

The Company has reduced staff by 30 - 40%. The Company is currently in the process of winding down NTL Asia and looking for a buyer.

\	Morgan Joseph & Co. Inc. \ NTL Europe	38	\

Description of Subsidiaries under NTL Europe
Two Way TV and NTL LanBase

Two Way TV

Two Way TV (“TWTV”) is the UK market leader in interactive and enhanced television.

–	Enhanced television allows viewers to participate in popular games, sporting events and reality television programs.

NTL Europe owns 38% of TWTV. The other investors include Scandia Media Investments (37%), Liberate Technologies, Inc. (18%) and various private investors & present/former employees (7%).

NTL LanBase

NTL Lanbase, based in Madrid, Spain, installs & maintains local & wide area networks for a number of businesses in Spain.

Management is considering a sale of LanBase.

\	Morgan Joseph & Co. Inc. \ NTL Europe	39	\

Description of Subsidiaries under NTL (Delaware Two)
ITV News Channel

ITV News Channel (“ITV”)

A 24 hour news channel aired in the UK.

The Company, through NTL (Delaware Two), owns 35% of the equity interest in ITV.

\	Morgan Joseph & Co. Inc. \ NTL Europe	40	\

C. “Going Private” Cost Savings

Management’s Estimate

NTL Europe, Inc.

Analysis of Costs of Going Private and Anticipated Savings

	Low	Medium	High

Costs of Going Private:
Piper	$75,000	$125,000	$175,000
McKenna Long	20,000	30,000	40,000
Morgan Joseph	225,000	225,000	225,000
Printing and Mailing	85,000	85,000	85,000
Special Committee	30,000	30,000	30,000
Proxy solicitor	25,000	30,000	35,000
Payment to Common Holders	75,000	100,000	125,000

Costs of Going Private	535,000	625,000	715,000

Cost Savings:
Annual savings Legal (10Q’s, 10K’s, 8K’s)	$100,000	$150,000	$200,000
Annual Accounting Fees	125,000	187,500	250,000
Printing and mailing 10-k and proxy	85,000	85,000	85,000
Reduction of D&O premium	400,000	500,000	600,000

Total Annual Savings	710,000	922,500	1,135,000
Savings on D&O Tail	900,000	1,125,000	1,350,000

Total 1 year savings by going private	1,610,000	2,047,500	2,485,000

One Year Net benefit by going private	$1,075,000	$1,422,500	$1,770,000

2 Year Analysis:
One year net benefit	$1,075,000	$1,422,500	$1,770,000
Add: Annual savings one additional year	710,000	922,500	1,135,000
Avoidance of Section 404 Compliance in 2004	100,000	150,000	200,000

Approximate 2 year net benefit	$1,885,000	$2,495,000	$3,105,000

\	Morgan Joseph & Co. Inc. \ NTL Europe	41	\